CHAPMAN AND CUTLER
                     111 WEST MONROE STREET
                     CHICAGO, ILLINOIS 60603


                        February 25, 2003

First Trust Portfolios, L.P.
1001 Warrenville Road
Lisle, Illinois 60532

JPMorgan Chase Bank
Unit Investment Trust Division
4 Chase MetroTech Center
3rd Floor
Brooklyn, New York 11245


     Re:      The First Trust Combined Series 277

Gentlemen:

     We are acting as special counsel for First Trust Portfolios, L.P., Depositor of the First Trust Combined Series 277 (the "Fund") with respect to Colorado tax matters in connection with the issuance of Units of fractional undivided interest in the Trust of said Fund (the "Trust"), under a Trust Agreement dated February 25, 2003 between First Trust Portfolios, L.P., as Sponsor, Securities Evaluation Service, Inc., as Evaluator, J.P. Morgan Chase Bank, as Trustee, and First Trust Advisors L.P., as Portfolio Supervisor.

     We have examined the income tax law of the State of Colorado, which is based upon the Federal Law, to determine its applicability to The First Trust Combined Series 277 (the "Trust") being created as part of the Fund and to the holders of Units in the Trust who are residents of the State of Colorado ("Colorado Unit holders"). The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of Colorado ("Colorado") or counties, municipalities, authorities or political subdivisions thereof (the "Bonds") the interest on which is expected to qualify as exempt from Colorado income taxes. Although Chapman and Cutler expresses no opinion with respect to the issuance of the Bonds, in rendering its opinion expressed herein, it has assumed that (i) the Bonds were validly issued, (ii) the interest thereon is excludable from gross income for Federal income tax purposes, and (iii) interest on the Bonds, if received directly by a Unit holder, would be exempt from the income tax imposed by the State of Colorado that is applicable to individuals and corporations (the "State Income Tax"). Further we have assumed that, at the respective times of issuance of the Bonds: (i) opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities; and (ii) with respect to the Bonds, bond counsel to the issuing authorities rendered opinions that the interest on the Bonds is exempt from the State Income Tax. Neither the Sponsor nor its counsel has made any review for the Trust of the proceedings relating to the issuance of the Bonds or of the bases for the opinions rendered in connection therewith. This opinion does not address the taxation of persons other than full time residents of Colorado. Based upon the foregoing it is our opinion that under Colorado income tax law, as presently enacted and construed:

           a) The Trust is not an association taxable as a corporation for purposes of Colorado income taxation.

          (b) Each Colorado Unit holder will be treated as owning a pro-rata share of each asset of the Trust for Colorado income tax purposes in the proportion that the number of Units of such Trust held by him bears to the total number of outstanding Units of the Trust, and the income of the Trust will therefore be treated as the income of each Colorado Unit holder under Colorado law in the proportion described and an item of income of the Trust will have the same character in the hands of a Colorado Unit holder as it would have if the Colorado Unit holder directly owned the assets of the Trust.

          (c) Interest on Bonds that would not be includable in income for Colorado income tax purposes when paid directly to a Colorado Unit holder will be exempt from Colorado income taxation when received by the Trust and attributed to such Colorado Unit holder and when distributed to such Colorado Unit holder;

          (d) Each Colorado Unit holder will realize taxable gain or loss when the Trust disposes of a Bond (whether by sale, exchange, payment on maturity, redemption or otherwise) or when the Colorado Unit holder redeems or sells Units at a price that differs from original cost as adjusted for amortization of bond discount or premium and other basis adjustments (including any basis reduction that may be required to reflect a Colorado Unit holders' share of interest, if any, accruing on Bonds during the interval between the Colorado Unit holders' settlement date and the date such Bonds are delivered to the Trust, if later);

          (e) Tax basis reduction requirements relating to amortization of bond premiums may, under some circumstances, result in Colorado Unit holders realizing taxable gain when their Units are sold or redeemed for an amount equal to or less than their original cost.

          (f) If interest on indebtedness incurred or continued by a Colorado Unit holder to purchase Units in the Trust is not deductible for Federal income tax purposes, it will also be nondeductible for Colorado income tax purposes.

          (g) Any proceeds paid under an insurance policy or policies, if any, issued to the Trust with respect to the Bonds in a Trust which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Colorado adjusted gross income if, and to the same extent as, such interest is so excludable for Federal income tax purposes if paid in the normal course by the issuer notwithstanding that the source of the payment is from insurance proceeds provided that, at the time such insurance policies are purchased, the amounts paid for such insurance policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer will pay debt service on the Bonds.

     We have not examined any of the Bonds to be deposited and held in the Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion with respect to taxation under any other provisions of the Colorado law. Ownership of the Units may result in collateral Colorado tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

                                  Respectfully submitted,



                                  CHAPMAN AND CUTLER
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